EXHIBIT 99.1

Caledonia Mining Corporation Plc: Purchase of Securities by Director

ST HELIER, Jersey, Oct. 10, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it has received notice that Mr Mark Learmonth, Chief Executive Officer and director of the Company, has purchased a total of 2,805 depositary interests of the Company representing the same number of common shares of no par value each in the Company at a price per depositary interest of GBP8.91. Following this transaction, Mr Learmonth has an interest in 171,067 shares in the Company representing approximately 1.33% of the issued share capital of Caledonia.

Further details of the transaction are set out below. For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED  WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Learmonth
2	Reason for the notification
a)	Position/status	Chief Executive Officer and director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP8.91	2,805
d)	Aggregated information - Aggregated volume - Price	2,805 GBP8.91 each
e)	Date of the transaction	7 October 2022
f)	Place of the transaction	AIM of the London Stock Exchange plc